Exhibit 99.3

OneConnect Financial Technology Co., Ltd.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: OCFT)

Form of Proxy for Annual General Meeting

to be held on April 8, 2022

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of OneConnect Financial Technology Co., Ltd. (the “Company”) of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.00001 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China on April 8, 2022 at 10:00 a.m. (local time), for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on March 7, 2022 (the “Record Date”) are entitled to notice of, to attend and to vote at the AGM. Each Ordinary Share is entitled to one vote. The quorum of the AGM is one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at the meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in the holder’s discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its executive offices at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Office of the Chaiman) at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

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OneConnect Financial Technology Co., Ltd.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: OCFT)

Form of Proxy for Annual General Meeting

to Be Held on April 8, 2022 (or any adjournment(s) or postponement(s) thereof)

I/We, ________________________ of ____________________________, being the registered holder of ordinary shares 1, par value US$0.00001 per share, of OneConnect Financial Technology Co., Ltd. (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or ________________________ of ____________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China on April 8, 2022 at 10:00 a.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	AS A SPECIAL RESOLUTION, THAT the Company’s Third Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association, substantially in the form as set out in the Notice of Annual General Meeting, conditional upon and effective immediately prior to the completion of the Company’s listing on The Stock Exchange of Hong Kong Limited (the “Listing”).
2.	AS AN ORDINARY RESOLUTION, THAT a general mandate be granted to the Directors to allot, issue or deal with additional shares of the Company not exceeding 20% of the total number of issued shares immediately following the Listing, and which is conditional upon the Listing (the “Issuance Mandate”).
3.	AS AN ORDINARY RESOLUTION, THAT a general mandate be granted to the Directors to exercise powers of the Company to repurchase shares of the Company representing up to 10% of the total number of issued shares immediately following the Listing, and which is conditional upon the Listing (the “Repurchase Mandate”).
4.	AS AN ORDINARY RESOLUTION, THAT subject to an approval of the Issuance Mandate and the Repurchase Mandate and conditional upon the Listing, an extension to the Issuance Mandate be approved, such that the number of shares of the Company purchased under the Repurchase Mandate will also be added to extend the Issuance Mandate, provided that such additional amount shall not exceed 10% of the number of issued shares of the Company immediately following the Listing.
5.	AS AN ORDINARY RESOLUTION, THAT the authorization to each of the directors of the Company or Maples Corporate Services Limited to take any and all action that might be necessary to effect the foregoing resolutions and make all necessary filings at the Cayman Registry as such director or Maples Corporate Services Limited, in his, her or its absolute discretion, thinks fit.

Dated __________________________	Signature(s)

[1]	Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

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